Exhibit 99.1

Ninetowns Announces Strategic Investment in Leading B2B Food and Beverage Trade Facilitator
Tuesday September 4, 8:55 am ET

BEIJING, Sept. 4 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, announces today that it has entered into a definitive agreement to acquire a 22.0% equity interest in Hangzhou Tophere Info-Tech Inc. ("Tophere"), a leading Chinese business-to-business ("B2B") food and beverage trade facilitator headquartered in Hangzhou for RMB$5 million (or USD657,000). The completion of the transaction is subject to customary closing conditions.

Founded in 2003, Tophere has built a professional food and beverage industry B2B portal that offers domestic marketing services for food and beverage suppliers and manufacturers based in China, and is now beginning to provide integrated sourcing services for international buyers. Through its B2B website (http://www.21food.cn), Tophere has successfully conducted various trade transactions between domestic buyers and suppliers. Currently, Tophere employs approximately 80 full-time employees in China, and has approximately 1,000 paying members. In addition, Tophere has accumulated information of 149,000 food and beverage products available from over 136,000 Chinese suppliers.

With the goal of providing more value-added services within the international trade value chain for import/export enterprises in China, Ninetowns has launched various B2B initiatives this year, including its B2B search and service platform, http://www.tootoo.com . Since its launch, Ninetowns has been constantly seeking different methods to optimize the technology platform and in-depth content of tootoo.com. The strategic investment in Tophere will enhance the in-depth industry content of tootoo.com through the addition of specialized vertical industries in China. The transaction further demonstrates Ninetowns' strategy to leverage its broad customer base, search technology, and international trade expertise to both maintain the value of its business-to-government ("B2G") service offering and to facilitate global B2B trade efficiently and effectively through tootoo.com.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns said, "This deal represents a key strategic investment for Ninetowns by sharpening our B2B search and service platform with increased food and beverage industry content, and by expanding our supplier base. By integrating Tophere's comprehensive food and beverage industry knowledge and database, we are confident in our ability to further enhance our B2B user experience with efficiently and effectively ranked search results. In addition, the existing members of Tophere can quickly expand their overseas marketing and sales through tootoo.com's search and service platform."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, "We are very pleased about this investment and business cooperation with Tophere. Going forward, we expect to continue pursuing strategic investments in various leading B2B website portals specializing in different vertical industries, at reasonable valuations, in order to improve our B2B services to our customers. While this investment will not significantly contribute to our revenue and earnings, we are confident that it will provide strategic and synergistic value to the development of our B2B search and service platform, tootoo.com."

About Hangzhou Tophere Info-Tech Inc.

Hangzhou Tophere Info-Tech Inc is the primary operator of the domain www.21food.cn, which is a leading business-to-business marketplace for the food and beverage industry in China. More information can be found at http://www.21food.cn .

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english .

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe,"

"project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    For more information, please contact:

    Ninetowns Internet Technology Group Company Limited
     Ms. Xiaoyan Su
     Investor Relations
     Tel:   +86-10-6588-2256
     Email: ir@ninetowns.com

    Taylor Rafferty
     Investor Relations (US):
     Mahmoud Siddig
     Director
     Tel:   +1-212-889-4350
     Email: ninetowns@taylor-rafferty.com

    Investor Relations (HK):
     David Dambro
     Director
     Tel:   +852-2167-2006
     Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited